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06015672

August 1, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on August 1, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer
Tax, Accounting & Legal

RECEIVED
2006 AUG -2 P 12:55
INTERNATIONAL CORPORATE FINANCE

Press Release

Contact	Caroline Wouters Vice President, Corporate Communications Wolters Kluwer	Leslie Bonacum Director, Corporate Communications Wolters Kluwer TAL	Oya Yavuz Vice President, Investor Relations Wolters Kluwer nv
	+31 (0)20 60 70 459	+1 847 267 7153	+ 31 (0)20 6070 407
	cwouters@wolterskluwer.com	leslie.bonacum@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer Tax, Accounting & Legal to Acquire ATX/Kleinrock

With Acquisition, CCH Will Create the Most Comprehensive Suite of Tax and Accounting Solutions in the Industry

Riverwoods, ILL. (August 1, 2006) - CCH, a Wolters Kluwer business and part of the Wolters Kluwer Tax, Accounting & Legal division, today announced that it has signed an agreement to acquire the assets of ATX/Kleinrock. ATX/Kleinrock, headquartered in Rockville, MD, supplies tax preparation, accounting and tax research software solutions to more than 48,000 tax professionals and CPAs throughout the U.S. CCH is a leading provider of tax and accounting law information, software and services (CCHGroup.com).

The acquisition will advance CCH as the professionals' first choice for premier tax and accounting solutions, enhancing the company's ability to meet with equal depth and breadth the special needs of firms across market segments—from solo practitioners to large firms.

As a distinct product line, ATX/Kleinrock will join CCH's portfolio of market-leading research and software solutions. CCH products include CCH Tax Research NetWork, the Accounting Research Manager, U.S. Master Tax Guide and the ProSystem fx Office Suite of tax and accounting software tools that help professionals streamline their workflows, increase productivity and address staffing challenges.

Upon completing the acquisition, CCH will offer the most comprehensive suite of tax and accounting solutions in the industry.

"CCH and ATX/Kleinrock serve tax and accounting professionals in different segments of the market, but we share the same value proposition: We deliver best-of-breed integrated research and software workflow solutions that are designed to meet our customers' special needs," said CCH President and CEO, Kevin Robert. "We are pleased that, with ATX/Kleinrock as part of the CCH family, we will be able to offer professionals in small- to mid-sized firms a dedicated line of deep, expert content and advanced workflow solutions to help them build their strategic business advantage."

Following the closing of the acquisition, CCH will further build on the ATX/Kleinrock portfolio by leveraging its content and technology resources to offer customers a more complete suite of solutions that meet their special needs.

"ATX/Kleinrock and CCH have both demonstrated a strong historic commitment to excellence in providing their respective tax and accounting customers with market-leading solutions and services specifically suited to their needs," said Paul Zoukis, ATX/Kleinrock CEO. "By incorporating and tailoring CCH's technology and rich content, the ATX/Kleinrock product line will be able to accelerate its development of additional integrated software and research solutions."

ATX/Kleinrock is owned by UCG, one of the nation's premier independent providers of business information. UCG is a portfolio of highly focused business and professional publishing companies that provide guidance, information, analysis, data and solutions to customers worldwide. For more information, see www.ucg.com.

ATX/Kleinrock has almost 300 employees and annual revenues of approximately $40 million.

Closing of the acquisition is subject to a number of customary conditions, including satisfaction of all regulatory requirements. The parties expect the acquisition to be consummated during the next 30-60 days. Terms of the acquisition were not disclosed.

About CCH, a Wolters Kluwer business

CCH, a Wolters Kluwer business (CCHGroup.com) is a leading provider of tax and accounting law information, software and services. It has served tax, accounting and business professionals and their clients since 1913. Among its market-leading products are The ProSystem fx® Office, CCH® Tax Research NetWork™, Accounting Research Manager® and the U.S. Master Tax Guide®.
CCH is based in Riverwoods, Ill.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.